EXHIBIT (e)(10)


                                                                 January 2, 2001
                                                              New York, New York


                                 PROMISSORY NOTE

            For value received, IBP, inc., a Delaware corporation ("IBP"), promises to pay to Tyson Foods, Inc., a Delaware corporation ("Acquiror"), on the terms and subject to the conditions set forth in this Note, the sum of $66,500,000, plus interest thereon, at an annual rate equal to the London Interbank Offered Rate plus .75%, from the date hereof to the date such payment is due hereunder.

            Payment hereunder shall be due upon the demand of Acquiror at any time following consummation of the merger contemplated by the Agreement and Plan of Merger, dated as of December 31, 2000 (the "Merger Agreement"), by and among IBP, Acquiror and Lasso Acquisition Corporation Payment hereunder shall also be due on the date, if any, on which the Reimbursement Payment (as defined in the Merger Agreement) becomes due pursuant to the terms of the Merger Agreement. Payment of this Note shall be made by wire transfer of immediately available funds and shall constitute full payment of the Reimbursement Payment due pursuant to the Merger Agreement. In the event the Merger Agreement is terminated in circumstances not constituting a Payment Event, this Note will be of no further force or effect.

            In the event this Note is not paid in full (including all accrued interest) when due, interest shall accrue on the unpaid amount (including interest accrued to the due date), in lieu of any further accrual of interest pursuant to the first paragraph of this Note, at the prime rate of The Bank of New York in New York City from the date such amount was due until the date of payment. In addition, in such event, IBP will pay the costs and expenses (including legal fees and expenses) in connection with any action, including the prosecution of any lawsuit or other legal action, taken by Acquiror to collect payment.

            This Note shall be binding upon any successor by merger to IBP, and shall inure to the benefit of any successor by merger to Acquiror, but shall otherwise not be assignable. The provisions of Sections 12.01 and 12.06 of the Merger Agreement are incorporated by reference as if set forth in full herein.

                                          IBP, INC.



                                          By: /s/ Jo Ann R. Smith
                                             ----------------------------------
                                          Chairperson of the Special Committee,
                                          on behalf of the Special Committee